
vnu


05005857

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL


SEC MAIL
PROCESSING
RECEIVED
FEB 09 2005
WASH. D.C.
213
SECTION

Date	January 27, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated January 27, 2005:

VNU SUCCESSFULLY COMPLETES DEBT BUY-BACK PROGRAM

With kind regards,
VNU bv

Rob de Meel
Senlor Vice President

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL



Press release

ADR file nr. 82-2876

Date January 27, 2005

VNU SUCCESSFULLY COMPLETES DEBT BUY-BACK PROGRAM

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that it successfully completed its debt buy-back program which was announced on January 10, 2005.
The company has accepted offers to sell for cash the following securities:

- with respect to the outstanding EUR 600 million, 6.75% Notes due 2008, the company has accepted all offers in an aggregate principal amount of rounded EUR 551 million at a purchase price of 113.365% of the principal amount of each Note;
- with respect to the outstanding EUR 883 million 1.75% Convertible Unsubordinated Bonds due 2006, the company has been offered a total of rounded EUR 594 million, of which it has accepted, on a pro-ration factor of approximately 92.65%, an aggregate principal amount of rounded EUR 550 million at a purchase price of 99.20% of the principal amount of each Convertible Bond.

Due to the successful buy-back of the two above mentioned securities, the company has decided not to accept any offers to sell the outstanding NLG 600 million (EUR 272 million) 5.5% Bonds 1998 due 2008 (which had been mentioned as a possibility in the January 10, 2005 announcement).

In total, the company has accepted offers to sell an aggregate principal amount of EUR 1,101 million and for a total cash payment of EUR 1,170 million (excluding accrued interest). As a consequence, the company will incur a one-time book loss under IFRS of approximately EUR 95 million (under Dutch GAAP the book loss would have been approximately EUR 70 million, mainly because of the difference with IFRS in accounting treatment for convertible bonds). Another result of this buy-back program is a substantially lower interest expense in the coming years related to interest bearing debt (decrease in 2005: approximately EUR 65 million).

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people.
Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00